July 7, 2014

Ms. Suzanne Hayes

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Morgan Stanley
Annual Report on Form 10-K for the fiscal year ended December 31, 2013
Filed February 25, 2014
Quarterly Report on Form 10-Q for the quarter ended March 31, 2014
Filed May 6, 2014
File No. 001-11758

Dear Ms. Hayes:

Morgan Stanley (the “Company”) received your letter dated July 3, 2014, concerning the Company’s Annual Report on Form 10-K for the year ended December 31, 2013, and the Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

We respectfully request an extension of time to respond to your letter and intend to provide our response on or before July 25, 2014.

Please feel free to contact me at (212) 761-6686 if you would like further clarification or additional information.

Sincerely,

/s/ Paul C. Wirth

Paul C. Wirth
Deputy Chief Financial Officer

cc:	Ruth Porat, Executive Vice President and Chief Financial Officer
Jeffrey M. Kottkamp, Deloitte & Touche LLP
Christian Windsor, Special Counsel, Securities and Exchange Commission